UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$62,275,000	100%	$62,275,000	$2,447.41 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $21,917.85 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $2,447.41 of that amount is being offset against the registration fee for this offering and $19,470.44 remains available for future registration fees.

Filed pursuant to Rule 424(b)(2)

Registration No. 333-131369

6,275,000 Units
Accelerated Return Notes℠
Linked to the Rogers International Commodity Index® – Agriculture Excess Return℠ (Merrill Lynch calculated)
Due August 21, 2009
$10 principal amount per unit
Pricing Supplement/Term Sheet No.148

Pricing Date	June 4, 2008
Settlement Date	June 11, 2008
Maturity Date	August 21, 2009
CUSIP No.	002546364

AB Svensk Exportkredit (Swedish Export Credit Corporation)

Accelerated Return Notes℠

- 3-to-1 upside exposure, subject to a cap of 20.25%
- A maturity of approximately 14 months
- 1-to-1 downside exposure, with no downside limit
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement ARN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$62,750,000
Underwriting discount (1)	$.20	$1,255,000
Proceeds, before expenses, to SEK	$9.80	$61,495,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index®—Excess Return”, Rogers International Commodity Index®—Agriculture Excess Return”, “Rogers International Commodity Index®—Total Return”, “RICI®—Agriculture Excess Return” and “RICI®—Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “”RICI” are registered trademarks and service marks of, James Beeland Rogers, Jr. and are used subject to license. The names Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

Merrill Lynch & Co.

June 4, 2008

Summary

The Accelerated Return NotesSM Linked to the Rogers International Commodity Index® – Agriculture Excess ReturnSM (Merrill Lynch calculated) due August 21, 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Rogers International Commodity Index® – Agriculture Excess ReturnSM (Merrill Lynch calculated) (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Day shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 20.25%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, including the Starting Value of 1,203.16, the closing level of the Index on June 4, 2008, as adjusted, and a Capped Value of $12.0250.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 1,203.16

Hypothetical Ending Value: 962.53

$10 ×	(962.53)	= $8.00
1,203.16

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value: 1,203.16

Hypothetical Ending Value: 1,263.32

$10 +	($30 ×	(1,263.32 – 1,203.16))	= $11.50
1,203.16

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 1,203.16

Hypothetical Ending Value: 1,443.79

$10 +	($30 ×	(1,443.79 – 1,203.16))	= $16.00
1,203.16

Payment at maturity (per unit) = $12.0250        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 1,203.16 (the closing level of the Index on June 4, 2008, as adjusted) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes; and
▪	the pretax annualized rate of return to holders of the Notes.

The table below reflects the Capped Value of $12.03, rounded to two decimal places for purposes of this table.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return on the Index (1)(2)
601.58	-50.00%	$5.00	-50.00%	-50.37%	-51.40%
721.90	-40.00%	$6.00	-40.00%	-38.50%	-39.32%
842.21	-30.00%	$7.00	-30.00%	-27.74%	-28.35%
962.53	-20.00%	$8.00	-20.00%	-17.84%	-18.24%
1,082.84	-10.00%	$9.00	-10.00%	-8.63%	-8.83%
1,106.91	-8.00%	$9.20	-8.00%	-6.86%	-7.02%
1,130.97	-6.00%	$9.40	-6.00%	-5.11%	-5.23%
1,155.03	-4.00%	$9.60	-4.00%	-3.39%	-3.47%
1,179.10	-2.00%	$9.80	-2.00%	-1.68%	1.72%
1,203.16 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
1,227.22	2.00%	$10.60	6.00%	4.94%	1.70%
1,251.29	4.00%	$11.20	12.00%	9.72%	3.39%
1,275.35	6.00%	$11.80	18.00%	14.35%	5.06%
1,299.41	8.00%	$12.03 (4)	20.25%	16.05%	6.71%
1,323.48	10.00%	$12.03	20.25%	16.05%	8.34%
1,443.79	20.00%	$12.03	20.25%	16.05%	16.25%
1,564.11	30.00%	$12.03	20.25%	16.05%	23.80%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 11, 2008 to August 21, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Starting Value, the closing level of the Index on June 4, 2008, as adjusted.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.03, rounded to two decimal places for purposes of this table.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement, and under “Risks Associated with Foreign Currency Notes and Indexed Notes” and “Description of the Notes –Risks Relating to Jurisdiction and Enforcement of Judgments” in the prospectus supplement, identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the Index Components.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	You will not have any rights with respect to futures contracts included in the Index or the underlying commodities.

▪	Exchange rate movements may impact the value of the Notes.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor; and trading in the commodities underlying the Index can be volatile.

▪	Purchases and sales of the commodities underlying the Index by Merrill Lynch and its affiliates may affect your return.

▪	Trading in the Index Components can be volatile based on a number of factors that we cannot control.

▪	Suspensions or disruptions of trading in the commodities or related futures markets, or in the Index, may affect the value of your Notes.

▪	The Index includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets.

▪	Unlike commodity-related collective investment vehicles, the Notes will not be regulated by the Commodity Futures Trading Commission.

▪	Tax consequences are uncertain.

Additional Risk Factors

While the level of the Rogers International Commodity Index* - Agriculture Excess ReturnSM may be calculated by a number of different entities, the Notes are linked to the lndex which is the Rogers International Commodity Index* - Agriculture Excess ReturnSM as calculated by an affiliate of MLPF&S.

The Rogers International Commodity Index® - Agriculture Excess ReturnSM may be calculated by a number of different entities; however, the amount payable on the Notes on the maturity date will depend solely on the direction of and percentage change in the level of the Index, which is the Rogers International Commodity Index® - Agriculture Excess RetumSM as calculated by an affiliate of MLPF&S, from the Starting Value to the Ending Value. MLPF&S does not control and has no responsibility for calculations of the Rogers International Commodity Index® - Agriculture Excess ReturnSM that may be made by other entities. While it is not expected that the levels of the Rogers International Commodity Index® - Agriculture Excess ReturnSM published by other entities will be different from the level of the Index, if there is a difference between such published levels, the level of the Index calculated by an affiliate of MLPF&S will be used to determine the Ending Value and the amount payable on the maturity date. Therefore even if another entity publishes levels of the Rogers International Commodity Index® - Agriculture Excess ReturnSM prior to the maturity date that are higher than the levels calculated by the affiliate of MLPF&S, the Ending Value and your payment on the maturity date will be based on the lower levels calculated by the affiliate of MLPF&S.

The Index is a rolling index.

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative ‘roll yields’ which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in the agriculture sector.

The exchange-traded physical commodities underlying the futures contracts included in the Index are concentrated solely in a single sector: agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry or sector. Accordingly, a decline in value in agricultural raw materials would adversely affect the performance of the Index. Technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the price of such commodities. Absent amendment of the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

The composition of the Index is controlled by James B. Rogers (“Rogers”) and changes may affect the value of the Notes and the amount you receive on the maturity date.

The Rogers International Commodity Index® - Excess ReturnSM , from which the Index is derived, is overseen and managed by a committee (the “RICI Committee”). Rogers chairs the RICI Committee and controls its decisions.

Rogers, through the RICI Committee, has a significant degree of discretion regarding the composition and management of the Rogers International Commodity Index® - Excess ReturnSM, and thus has a significant degree of discretion regarding the composition and management of the Index, including additions, deletions and the weightings of the Index Commodities (as defined below) or exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the amount payable on the Notes on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI Committee do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Index.

Additionally, Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which are derived from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the Index and therefore the market value of the Notes.

The Notes are linked to the Rogers International Commodity Index® - Agriculture Excess ReturnSM - Merrill Lynch calculated, not the Rogers international Commodity Index® - Agriculture Total ReturnSM.

The Notes are linked to the Rogers International Commodity Index® - Agriculture Excess ReturnSM (Merrill Lynch calculated), not the Rogers International Commodity Index® - Agriculture Total ReturnSM. The Rogers International Commodity Index® - Agriculture Excess RetumSM reflects returns that are potentially available through an unleveraged investment in the commodities futures contracts included in the Index. By comparison, the Rogers International Commodity Index® - Agriculture Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index® - Agriculture Excess ReturnSM (Merrill Lynch calculated), also reflects interest that could be earned on cash collateral invested in three-month U.S Treasury bills. Because the Notes are linked to the Rogers International Commodity Index® - Agriculture Excess ReturnSM (Merrill Lynch calculated), and not the Rogers International Commodity Index® - Agriculture Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any benefits of owning the underlying commodity contracts.

▪	You are willing to accept that a trading market is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 20.25%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Pricing Date Market Disruption Event

In the event a Market Disruption Event occurs on the Pricing Date, the Calculation Agent will establish an initial value for the Index (the “Initial Index Level”) and the Starting Value pursuant to the following “Pricing Date Market Disruption Calculation”:

(1)	With respect to each commodity or futures contract the value of which is tracked by the Index and which is not affected by the Market Disruption Event (an “Unaffected Component”), both the Initial Index Level and the Starting Value will be based on the exchange published settlement price of such Unaffected Component on the Pricing Date.

(2)	With respect to each commodity or futures contract the value of which is tracked by the Index and which is affected by a Market Disruption Event (an “Affected Component”):

(a)	the Calculation Agent will establish the Initial Index level on the Pricing Date based on (i) the above-referenced settlement price of each Unaffected Component and (ii) the latest exchange published settlement price for each Affected Component on the Pricing Date;

(b)	the Calculation Agent will adjust the Initial Index Level for purposes of determining the Starting Value based on the exchange published settlement price of each Affected Component on the first day following the Pricing Date on which no Market Disruption Event occurs with respect to such Affected Component. In the event that a Market Disruption Event occurs with respect to any Affected Component on each Market Measure Business Day to and including the third scheduled Market Measure Business Day following the Pricing Date, the Calculation Agent (not later than the fourth scheduled Market Measure Business Day) will estimate the price of such Affected Component used to determine the Starting Value in a manner that the Calculation Agent considers commercially reasonable under the circumstances; and

(c)	the final term sheet made available in connection with sales of the Notes will set forth the Initial Index Level, a brief statement of the facts relating to the establishment of the Initial Index Level (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3)	The Calculation Agent will determine the Initial Index Level by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above, using the then current method for calculating the Index. The exchange on which a futures contract included in the Index is traded for purposes of the above definition means the exchange used to value such futures contract for the calculation of the Index.

The Index

The Rogers International Commodity Index® – Agriculture Excess Return is a composite return index and is a sub-index of the Rogers International Commodity Index® – (the “RICI Index”). The RICI Index was launched by James B. Rogers (“Rogers”) on July 31, 1998.

The Index is based on 20 agricultural commodity futures contracts included in the RICI Index (the “Index Components”). Individual components qualify for inclusion in the Index on the basis of liquidity and weighting of their respective underlying worldwide consumption.

The Notes are linked to the level of the Index – that is, the level of the RICI - Agriculture Excess ReturnSM as calculated by an affiliate of MLPF&S and not by any other entity. References in this term sheet to “Index” are to the RICI - Agriculture Excess ReturnSM (Merrill Lynch calculated). The value of the RICI – Agriculture Excess ReturnSM is also calculated by entities other than the affiliate of MLPF&S, and these other entities may continue to calculate levels of the RICI - Agriculture Excess ReturnSM. However, levels of the RICI - Agriculture Excess ReturnSM as calculated by these other entities have other reference names and are published on Bloomberg under other symbols.

All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and how components may be changed, are derived from information prepared by Beeland Interests, Inc. Neither we, nor MLPF&S, nor any of our or their affiliates, have independently verified the accuracy or completeness of that information.

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through May 2008 obtained from Bloomberg (Bloomberg index symbol “RICIAGER”). Although the historical data provided below was not calculated by the affiliate of MLPF&S, we have no reason to believe that the historical data would have been different had the affiliate of MLPF&S calculated the Index during these periods. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 4, 2008, the closing level of the Index, as adjusted in light of a Market Disruption Event, was 1,203.16.

Index Weighting

Being a sub-index of the RICI Index, the exact weighting of each of the Index Components in the Index is the weight of such Index Component in the RICI Index divided by the weight of the Agricultural segment in the RICI Index (34.90%). The process by which Index Components have been chosen for inclusion in the RICI Index, including the list of all commodities in the RICI Index, the process for the rolling of contracts and the exchange on which the contracts trade are set forth below under “—The RICI Index.”

Below is a list of the futures contracts comprising the RICI—Agriculture Excess Return, together with their respective exchanges, currencies and Initial Weightings:

Contract	Symbol	Exchange	Currency	Initial Index Weighting*
Wheat	W	CBOT	USD	20.06%
Corn	C	CBOT	USD	13.61%
Cotton	CT	NYCE	USD	11.60%
Soybeans	S	CBOT	USD	8.60%
Live Cattle	LC	CME	USD	5.73%
Coffee	KC	CSCE	USD	5.73%
Soybean Oil	BO	CBOT	USD	5.73%
Sugar	SB	CSCE	USD	5.73%
Lean Hogs	LH	CME	USD	2.87%
Cocoa	CC	CSCE	USD	2.87%
Rubber	JN	TOCOM	JPY	2.87%
Lumber	LB	CME	USD	2.87%
Soybean Meal	SM	CBOT	USD	2.15%
Canola	RS	WCE	CAD	1.92%
Orange Juice	JO	NYCE	USD	1.89%
Rice	RR	CBOT	USD	1.43%
Oats	O	CBOT	USD	1.43%
Azuki Beans	JE	TGE	JPY	1.43%
Barley	WA	WCE	CAD	0.77%
Greasy Wool	OL	SFE	AUS	0.72%
TOTAL				100.00%

*	This is the “Initial Weighting” set for each of the Index Components for the year 2008. The Index is rebalanced monthly during each roll period towards the “Initial Weightings” as calculated on the day before the start of the roll.

The RICI Index

Generally

The RICI Index represents the value of a basket of commodities plus a daily reference interest rate. The commodities represent those consumed in the global economy, ranging from agricultural to energy and metal products. The value of this basket is tracked via closing prices of futures contracts on 36 different exchange-traded physical commodities, quoted in four currencies, listed on ten exchanges in five countries. This daily reference rate reflects the interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills and is described in more detail below under “—Index Weightings—Reference Rates”.

The RICI Index aims to be an effective measure of the price action of raw materials not just in the United States but also around the world. The RICI Index’s weightings attempt to balance consumption patterns worldwide (in developed and developing countries) and specific contract liquidity.

Below is a current list of the futures contracts comprising the RICI Index, together with their respective symbols, exchanges, currencies and Initial Weightings (as defined below):

Contract	Symbol	Exchange*	Currency	Initial Weighting**
Crude Oil	CL	NYMEX	USD	21.00%
ICE Brent Oil	CO	ICE	USD	14.00%
Wheat	W	CBOT	USD	7.00%
Corn	C	CBOT	USD	4.75%
Cotton	CT	NYCE	USD	4.05%
Aluminum	LMAH	LME	USD	4.00%
Copper	LMCA	LME	USD	4.00%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
Soybeans	S	CBOT	USD	3.00%
RBOB Gasoline	XB	NYMEX	USD	3.00%
Coffee	KC	CSCE	USD	2.00%
Lead	LMPB	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Soybean Oil	BO	CBOT	USD	2.00%
Sugar	SB	CSCE	USD	2.00%
Zinc	LMZS	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	NYMEX	USD	1.80%
ICE Gas Oil	QS	ICE	USD	1.20%
Cocoa	CC	CSCE	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%
Lumber	LB	CME	USD	1.00%
Nickel	LMNI	LME	USD	1.00%
Rubber	JN	TOCOM	JPY	1.00%
Tin	LMSN	LME	USD	1.00%
Soybean Meal	SM	CBOT	USD	0.75%
Canola	RS	WCE	CAD	0.67%
Orange Juice	JO	NYCE	USD	0.66%
Azuki Beans	JE	TGE	JPY	0.50%
Oats	O	CBOT	USD	0.50%
Rice	RR	CBOT	USD	0.50%
Palladium	PA	COMEX	USD	0.30%
Barley	WA	WCE	CAD	0.27%
Greasy Wool	OL	SFE	AUS	0.25%

*	The exchanges on which the futures contracts listed above trade are set for the below:

NYMEX — New York Mercantile Exchange; ICE — Intercontinental Exchange; CBOT — Chicago Board of Trade; NYCE — New York Board of Trade (included as part of the New York Board of Trade, a subsidiary of the ICE); LME — London Metals Exchange; COMEX — Commodities Exchange (Division of NYMEX); CME — Chicago Mercantile Exchange; CSCE — Coffee, Sugar and Cocoa Exchange (included as part of the New York Board of Trade, a subsidiary of the ICE); TGE — Tokyo Grain Exchange; SFE — Sydney Futures Exchange; TOCOM — Tokyo Commodity Exchange; WCE — Winnipeg Commodity Exchange, Inc.

**	The weights shown above are the weights of each constituent commodity in the RICI Index set for the year 2008.

The RICI Committee

The Rogers International Commodity Indices are maintained and reviewed by the members of the Rogers International Commodity Index Committee (the “RICI Committee”). For the sake of transparency, consistency and stability, composition changes are rare, and generally occur only after significant shifts in the world economy or markets. When such an event necessitates that one component be modified, the entire index is reviewed. The RICI Committee members monitor the Indices daily in case of needed changes. The RICI Committee bases its selection on world consumption patterns and liquidity.

The RICI Committee formulates and enacts all business assessments and decisions regarding the calculation, composition and management of the RICI Index. Rogers chairs the RICI Committee and is the final arbiter of its decisions. Beside Rogers, representatives of the following parties are members of the RICI Committee: (1) UBS AG, (2) Daiwa Asset Management America, (3) Beeland Management Company, (4) Diapason Commodities Management S.A., (5) ABN Amro Bank N.V. and (6) Merrill Lynch & Co., Inc. Exclusively, Rogers, as chairman of the committee, is authorized to designate new members of the committee, if necessary.

The RICI Committee usually meets once a year, during the month of December to consider changes in the components and weightings of the RICI Index for the following calendar year; however, such changes can be made at any time.

Index Composition

The Process

The contracts chosen for the basket of commodities that constitute the RICI Index are required to fulfill the various conditions described below. Generally, the selection and weighting of the items in the RICI Index are reviewed annually by the RICI Committee, and weights for the next year are assigned every December. The RICI Index’s composition is modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI Index generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

•	continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

•	critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

To date, there have been few changes in the components of the RICI Index in the history of the RICI Index.

Exchanges and Non-Traded Items

All commodities included in the RICI Index must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 11 international exchanges currently recognized by the RICI Committee are:

1. Chicago Mercantile Exchange (USA)

2. Chicago Board of Trade (USA)

3. New York Board of Trade (USA)

4. New York Mercantile Exchange (USA)

5. Winnipeg Commodity Exchange (Canada)

6. Intercontinental Exchange (UK)

7. London Metal Exchange (UK)

8. Sydney Futures Exchange (Australia)

9. Central Japan Commodity Exchange (Japan)

10. The Tokyo Commodity Exchange (Japan)

11. Tokyo Grain Exchange (Japan)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI Index if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured via tracking international import and export patterns, and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to be included in the RICI Index. Commodities that are merely linked to national consumption patterns will not be considered. The RICI Index is not related to any commodities production data.

Commodity Screening Process

Data of private and governmental providers concerning the world’s top consumed commodities is actively monitored and analyzed by the members of the RICI Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply is consulted. The findings of this research are then condensed into the different commodities contracts weightings of the RICI Index. Sources on world’s commodity consumption data include:

•	Industrial Commodity Statistics Yearbook, United Nations (New York)

•	Commodity Trade Statistics Database, United Nations Statistics Division (New York)

•	Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

•	Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, D.C.)

•	Manufactured Fiber Review, Fiber Economics Bureau, Inc. (USA)

•	Monthly Bulletin, International Lead and Zinc Study Group (London)

•	Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

•	Rubber Statistical Bulletin, International Rubber Study Group (London)

•	Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC)

•	Sugar Yearbook, International Sugar Organization (ISO) (London)

•	World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

•	World Commodity Forecasts, Economist Intelligence Unit (London)

•	World Cotton Statistics, International Cotton Advisory Committee (Washington)

•	World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to decide whether a specific commodity contract is actually investable, the RICI Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the American Futures Industry Association (Washington D.C., United States). Additionally, individual exchange data on contracts may also be included in the process.

If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI Index, taking legal considerations into account. Beyond liquidity, the RICI Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weightings

Initial Weightings

The initial weightings of the future contracts in the RICI Index for 2007 were set on April 5, 2007 and are set forth in the chart above (the “Initial Weightings”). The Initial Weightings may be amended from time to time, as described below.

Changes in Weights and/or Index Composition

As noted, the RICI Committee reviews the selection and weighting of the futures contracts in the RICI Index annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI Committee so determines in its sole discretion that it is necessary.

Monthly Rolling of Contracts

All the futures contracts used to calculate the RICI Index, except for the contracts traded on the London Metal Exchange, are rolled each month pursuant to rules announced by Beeland and as described below. For contracts on listed on the London Metal Exchange, three-month forward contracts are used. The RICI Index usually rolls over three days and the “roll period” usually starts on the day prior to the last RICI Business Day (as defined below) of the month and ends on the first RICI Business Day of the following month. On the last day of the roll period, the roll is completed unless the roll period is extended for a RICI Index component as a result of a market disruption event. Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate the RICI Index, taking legal constraints into account. For example, at the end of November, the January Crude Oil contract is replaced by the February Crude Oil contract.

RICI Market Disruption Events

A “RICI Market Distribution Event” will be deemed to have occurred on any day upon which the trading of a contract involved in the index calculation is disrupted or the fair determination of its price is interfered with subject to the following:

a	The contract trades at the price set by the exchange to be the limit of its permissible trading range at any point in the last fifteen minutes of trading.

b	No settlement price for that contract is determined by midnight on the day of trading in the time zone in which the exchange is located.

c	The exchange upon which the contract trades closes trading in that contract at a time prior to the published closing time, unless the altered closing time was brought to public attention by the closing time on the trading day prior to the day in question.

d	The settlement closing price published by the exchange is not deemed, in the opinion of the RICI Committee, to properly reflect the fair price of that contract as determined by its free and fair trading on that exchange.

If a RICI Market Disruption Event occurs during the roll or rebalancing period for one or more commodities, the specific contracts involved are neither rolled nor rebalanced on that day. For those contracts, the Roll Weights and the Month Contract Weights (“MCWs”) remain identical to the values they had on the RICI Business Day immediately preceding the RICI Market Disruption Event. The roll period and the rebalancing period will be extended for this or these particular commodities only until the next available business day upon which no RICI Market Distribution Event occurs for that or those commodities. Outside of the roll and rebalancing period the Index is calculated using the last trading price available on the exchange. In particular the calculation of the MCWs will, in the normal course of events, take place using the last price available regardless of whether a RICI Market Disruption Event has occurred. However, under extreme conditions the RICI Committee reserves the right to adjust any prices used in the Index calculation. This may occur if the settlement price is deemed to materially differ from the fair price for that commodity determined by trading on that day and that use of the official settlement price would not be in the interest of Index investors. In this case an alternative settlement price or prices may be determined and used for the Index calculation until fair trading is resumed and the exchange quoted settlement price can again be relied upon. In this case the prices used in the calculation of the Index and the calculation of MCWs will be published along with the mechanism for their determination. Should any exchange amend the settlement price for a contract involved in the Index calculation and do so in a timely manner the RICI Committee may, if deemed appropriate, reflect this change by adjusting the published level of the Index.

A “RICI Business Day” is a day on which all United States based exchanges that list futures contracts included in the RICI Index are open for business (including half-day opening).

Rebalancing of the Index Components

The RICI Index is rebalanced monthly during each roll period towards the “Initial Weightings” as calculated on the day before the start of the roll.

Data Source

The RICI Index calculation is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional Occurrences

If, for any reason, one of the RICI Index components ceases to exist or its liquidity collapses to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI Committee, the RICI Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weighting. For example, following the fall of the Malaysian ringgit in 1998, the liquidity of the Palm Oil futures contract on the Kuala Lumpur Commodity Exchange collapsed to a point where it became impossible to trade it. In that case, the RICI Committee called an exceptional meeting at which it was decided that the Palm Oil futures contract would be replaced by the Soybean Oil contract that trades on the Chicago Board of Trade, United States.

Reference Foreign Exchange Rates

The foreign exchange rates used to convert the value of the futures contracts denominated in its original currency into U.S. dollars are determined according to market standards and practices and is adjusted by a “CRY factor”. The “CRY Factor” is the adjusting factor used in the foreign currency conversation and is either +1 or –1 depending on the currency.

Use of the Index

Beeland Interests, Inc. has consented to the use of the Index, in exchange for a fee, in connection with the issuance of the Notes.

Beeland Interests, Inc. is under no obligation to continue the Index. The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. No inference should be drawn from the information contained in this pricing supplement that Beeland Interests, Inc. makes any representation or warranty, implied or express, to SEK, the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining or composing the Index. Beeland Interests, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this pricing supplement, or the advisability of investing in securities or commodities generally, or in the Notes or in futures particularly.

NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR THE ROGERS INTERNATIONAL COMMODITY INDEX (“RICI”) OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI, ANY DATA INCLUDED THEREIN OR THE NOTES. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN-2.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2, dated March 26, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508065190/d424b3.htm

▪	Prospectus and prospectus supplement, dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK.”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The Enhanced Participation category is most characteristic of the Notes offered hereby; however, the classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.